Exhibit 99.1

MiX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the Company”)

MiX TELEMATICS TO HOST INVESTOR DAY

Midrand, South Africa, (December 3, 2018) – MiX Telematics Limited (NYSE: MIXT and JSE: MIX), a leading global provider of fleet and mobile asset management solutions, today announced that it will host an investor day on Thursday, December 6, 2018 in New York, NY. MiX Telematics executives will give presentations regarding the Company’s vision, strategy, key business initiatives, and financial goals.

Presentations will begin at 9:30 a.m. ET and end at approximately 12:30 p.m. ET. A live webcast of the presentations will be accessible on the “Investors” page of the Company’s website (www.mixtelematics.com). The webcast will also be archived on the Company’s website for future access.

About MiX Telematics Limited
MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 714,000 assets in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics ADSs are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Investor Contact:

Brian Denyeau
ICR for MiX Telematics
ir@mixtelematics.com
+1-855-564-9835

December 3, 2018

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